Via Edgar

January 12, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Robert Telewicz, Senior Staff Accountant
        Howard Efron, Staff Accountant

Re: DSI Realty Income Funds
Form 10-K for Fiscal Year Ended December 31, 2009

Gentlemen:

I am writing on behalf of DSI Realty Income Fund VI (File No. 002-68926), DSI Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty Income Fund X (File No. 000-15346), DSI Realty Income Fund XI (File No. 000-18286),which are collectively the "DSI Realty Income Funds", in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff") dated December 30, 2010 (the "Staff Letter").

We confirm that we had received a manually signed audit report from the auditors with an opinion date of March 31, 2010.

In your letter you state there are inconsistencies of our position designations. Per the Staff's recommendations we have revised our Item 10 to include bio information of Richard P. Conway with the position designation of chief financial officer, have revised the information of Robert J. Conway to include his current position designation of chief executive officer and revised the Form 10-K signature page to include Richard P. Conway into our current 10-K for the period ended December 31, 2010. We will incorporate these changes into all future filings.

In your letter you state for DSI Realty Income Fund XI: "Explain to us where you have classified noncontrolling interests on your consolidated balance sheets."

Noncontrolling interests are classified as part of total equity. The portions of net income allocated to noncontrolling interest are fully distributed prior to year end. As a result the carrying amount on the balance sheets is zero. This is detailed in the consolidated statements of changes in partners' equity (deficit).

DSI Realty Income Funds acknowledges that:

* DSI Realty Income Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;and

* DSI Realty Income Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments and/or any questions you may have to me or Richard P. Conway, Chief Financial Officer at (562) 493-3022.

Sincerely,

/s/ ROBERT J. CONWAY
__________________________________
Robert J. Conway
Chief Executive Officer
January 12, 2011